

November 26, 2024

Christopher Eperjesy
Chief Financial Officer
Custom Truck One Source, Inc.
7701 Independence Ave
Kansas City, MO 64125

> **Re: Custom Truck One Source, Inc.**
> **Form 8-K filed October 30, 2024**
> **Response dated August 16, 2024**
> **File No. 1-38186**

Dear Christopher Eperjesy:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed October 30, 2024

Exhibit 99.1, page 1

1.   We note your response to prior comment 2. The adjustments for Non-cash purchase accounting impact and Sales-type lease adjustment in your reconciliation of Adjusted EBITDA as a non-GAAP performance measure result in a misleading measure that does not comply with Rule 100(b) of Regulation G. As such, Adjusted EBITDA, as currently calculated, should no longer be presented as a non-GAAP performance measure in future filings and other disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services